KIRKLAND LAKE GOLD REPORTS SOLID EARNINGS AND CASH FLOW IN FIRST QUARTER 2018, ANNOUNCES DIVIDEND INCREASE

Toronto, Ontario - May 2, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the first quarter of 2018 (“Q1 2018”). The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. The Company also announced today an increase to its quarterly dividend to C$0.03 per share from C$0.02 per share, with the increase to commence with the second quarter 2018 (“Q2 2018”) dividend, payable in July 2018. All dollar amounts in this News Release are expressed in U.S. dollars, unless otherwise noted.

Key highlights of the Q1 2018 results include:

•
Net earnings increase year over year to $53.8 million ($0.25/share) compared to $13.1 million ($0.06/share) in Q1 2017 and $41.0 million ($0.20/share) in Q4 2017. Adjusted net earnings[1] totaled $52.6 million ($0.25/share) versus $17.5 million ($0.09/share) in Q1 2017 and $71.2 million ($0.34/share) in Q4 2017.

•	Record quarterly EBITDA[1,2,3] of $105.9 million versus $66.9 million in Q1 2017 and $103.9 million in Q4 2017.

•	Solid cash flow from operating activities[1] totaling $89.6 million versus $67.9 million in Q1 2017 and a quarterly record of $103.4 million in Q4 2017

•	Strong year-over-year growth in free cash flow[3] to $50.2 million compared to $38.5 million and $64.5 million, respectively, in Q1 2017 and Q4 2017.

•	Cash increased $43.7 million or 19% to $275.3 million at March 31, 2018 from $231.6 million at the end of 2017.

•
Low unit costs with operating cash cost/ounce sold[3] averaging $447 (based on production costs of $66.1 million), in line with 2018 guidance and compared to $564 in Q1 2017 and $412 in Q4 2017. All-in sustaining cost (“AISC”)/ounce sold[3] averaged $833 versus $873 in Q1 2017 and $816 in Q4 2017. AISC/ounce to improve as quarterly sales volumes increase.

•	Production increased to 147,644 ounces from 130,425 ounces in Q1 2017 and compared to record quarterly production of 165,579 ounces in Q4 2017.

•
Strong growth in Mineral Reserves and Mineral Resources with consolidated Mineral Reserves at December 31, 2017 increasing 36% from the previous year. Mineral Reserves at Fosterville increased 247% from the December 31, 2016 estimate (65% increase from June 30, 2017 mid-year estimate), while Measured and Indicated Mineral Resources and Inferred Mineral Resources at Macassa increased 58% and 48%, respectively.

•
Macassa #4 shaft project announced in January 2018 as part of Company’s plan to double production at Macassa to over 400,000 ounces per year over the next five to seven years, with Phase #1 targeted for completion in early 2022 and Phase #2 expected to be completed by the end of 2023.

•
Quarterly dividend increased on May 2, 2018 to C$0.03/share effective the second quarter 2018 quarterly dividend payment, payable in July 2018 (Q1 2018 quarterly dividend of C$0.02/share paid on April 13, 2018).

(1)	From continuing operations

(2)	Earnings before Interest, Taxes, Depreciation, and Amortization

(3)	See “Non-IFRS Measures” set out later in this press release and starting on page 27 of the Company’s MD&A for the three months ended March 31, 2018.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We had a strong quarter in Q1 2018 and continued to be a top performer in our industry in terms of profitability and free cash flow. Our Q1 2018 results surpassed target levels for the quarter in most key areas and, as a result, we entered the second quarter tracking very well against our consolidated 2018 guidance. Looking ahead, we expect higher levels of production as the year progresses, which will contribute to further improvements in unit costs. Our capital expenditures will increase from Q1 2018 levels over the balance of the year as we ramp up the Macassa shaft project and key growth projects at Fosterville. At Macassa, work on the shaft project in Q1 2018 was focused on permitting and engineering, with surface construction commencing in the second quarter. At Fosterville, a number of permits were received in April, which will lead to an acceleration of work going forward.”

“Turning to exploration, we continue to make significant progress with very encouraging results recently being announced that support our commitment to aggressive organic growth. At Fosterville, we intersected visible-gold bearing mineralization at Robbin’s Hill, located approximately 3.8 km from the Fosterville mine. The mineralization has similarities to the high-grade, visible-gold hosted quartz veins encountered in the Eagle and Swan zones of the Lower Phoenix system at Fosterville. In the Northern Territory, we identified a second potential source of production with gold mineralization being intersected below historic open pits on the property of our processing plant at Union Reefs. In Canada, underground drilling at Macassa continues to return high-grade intersections both within and outside current Mineral Resource blocks, highlighting the significant potential for further growth in both reserves and resources.  At Taylor, recent drilling has provided additional confirmation that our existing gold deposits are part of a large mineralized system. Last week, we announced a 150-metre extension of the new gold zone we discovered late last year below the West Porphyry Deposit. We also announced continued success intersecting high-grade mineralization along the Porcupine Destor Fault, with our furthest intersection now being 2.9 km east of the mine. We regard both Taylor and the Northern Territory as dark horses within our portfolio, as they do not attract a lot of attention, but have both consistently generated encouraging drill results and demonstrated potential for growth.”

Review of Financial and Operating Performance
The following discussion provides key summarized consolidated financial and operating information for the three months ended March 31, 2018 and 2017. Results for the three months ended March 31, 2017 include production and costs related to the Northern Territory operations in Australia, which were placed on care and maintenance effective June 30, 2017. Also, results for Q1 2017 have been restated to exclude discontinued operations, related to the sale of the Stawell Mine.
Table 1. Financial Highlights

(in thousands of dollars, except per share amounts)	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017 (Restated)(1)
Revenue	$198,237	$168,528
Production costs	66,097	80,609
Earnings before income taxes	77,274	28,153
Loss from discontinued operations	—	(2,235)
Net earnings	$53,807	$13,133
Basic earnings per share from continuing operations	$0.25	$0.08
Diluted earnings per share from continuing operations	$0.25	$0.07
Total basic earnings per share	$0.25	$0.06
Total diluted earnings per share	$0.25	$0.06
Cash flow provided by operating activities of continuing operations	$89,637	$67,874
Cash investment in mine development and PPE	$39,428	$29,326

Table 2. Operating Highlights

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017 (Restated)(1)
Tonnes milled	417,356	520,888
Grade (g/t Au)	11.5	8.2
Recovery (%)	96.3%	95.2%
Gold produced (oz)	147,644	130,425
Gold Sold (oz)	147,763	137,841
Averaged realized price ($/oz sold)(2)	1,333	1,225
Operating cash costs per ounce ($/oz sold)(2)	447	564
AISC ($/oz sold)(2)	833	873
Adjusted net earnings from continuing operations(2)	$52,561	$17,474
Adjusted net earning per share from continuing operations(2)	$0.25	$0.09

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)	See “Non-IFRS Measures” set out later in this press release and starting on page 27 of the Company’s MD&A for the three months ended March 31, 2018.

Production, Sales and Revenue
The Company produced 147,644 ounces in Q1 2018, an increase of 13% from 130,425 ounces in Q1 2017. Excluding production from mines currently on care and maintenance, including Northern Territory and the Holloway mine, total consolidated production for Q1 2018 grew by 22% to 147,611 ounces from 121,066 ounces in Q1 2017. Both Fosterville and Macassa achieved solid production growth compared to the same period in 2017 due to higher average grades. Fosterville produced 63,843 ounces in Q1 2018, a 39% increase from 46,083 ounces in Q1 2017. The average grade at Fosterville in Q1 2018 was 16.8 g/t versus 11.1 g/t in Q1 2017, consistent with the trend at Fosterville towards improving grades at depth. Macassa achieved record quarterly production in Q1 2018 of 54,038 ounces, an 11% increase from 48,723 ounces in Q1 2017. The increase from Q1 2017 was primarily related to an improvement in the average grade, to 19.9 g/t from 17.1 g/t in Q1 2017, reflecting the mining of higher-grade stopes as well as the impact of favourable grade performance late in Q1 2018. Higher levels of mill throughput resulted in increases of 9% and 19%, respectively, in production at Holt and Taylor, to 16,675 ounces and 13,055 ounces, respectively, in Q1 2018 versus 15,318 ounces and 10,942 ounces, respectively in Q1 2017.

Q1 2018 production compared to record quarterly production of 166,579 ounces in Q4 2017. The main contributor to the change in production from Q4 2017 was the impact of a greater proportion of high-grade stopes mined at Fosterville during Q4 2017, consistent with the mine plan. Production at Fosterville in Q4 2017 totaled 79,157 ounces, with grades averaging 21.5 g/t for the quarter. Production at Macassa in Q1 2018 was 5% higher than 51,608 ounces in Q4 2017, as a 43% increase in the average grade (19.9 g/t in Q1 2018 versus 13.9 g/t in Q4 2017) more than offset a reduction in tonnes processed. Both Holt and Taylor achieved record levels of production in Q4 2017 (19,263 ounces at Holt and 16,541 ounces at Taylor), with the change in Q1 2018 mainly resulting from lower average grades at both mines in Q1 2018 consistent with their respective mine plans.

Gold sales Q1 2018 totaled 147,763 ounces, a 7% increase from 137,841 ounces in Q1 2017. The realized gold price in Q1 2018 averaged $1,333 per ounce, an increase of 10% from $1,225 per ounce in Q1 2017. Through a combination of increased sales and a higher average gold price, revenue in Q1 2018 totaled $198.2 million, 18% higher than revenue of $168.5 million in Q1 2017. Excluding the impact of mines currently on care and maintenance, primarily the $12.6 million of revenue from the Northern Territory in Q1 2017, revenue grew 27% year over year. Revenue in Q1 2018 compared to total revenue of $212.4 million in Q4 2017, with record quarterly gold sales of 165,715 ounces during the prior quarter more than offsetting a 5% increase in the average gold price in Q1 2018 in accounting for the change in revenue quarter over quarter.

Earnings from Mine Operations
Earnings from mine operations in Q1 2018 totaled $98.2 million, more than double the Q1 2017 total $47.8 million. The increase from the same period in 2017 reflected strong revenue growth, as well as lower production costs, largely due to the inclusion of production costs for the Northern Territory operations in Q1 2017 prior to the mine being placed on care and maintenance effective June 30, 2017. Also contributing to the year-over-year improvement in earnings from mine operations was a $7.5 million or 21% reduction in depletion and depreciation costs, as the impact of higher gold production was more than offset by a significant increase in the level of depletable Mineral Reserves and Mineral Resources at the Company’s operations following the release of the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. Royalty expense in Q1 2018 totaled $6.0 million versus $4.7 million in Q1 2017, with the increase mainly reflecting higher sales volumes.

Earnings from mine operations in Q1 2018 increased 6% from $92.3 million in Q4 2017. The quarter over quarter increase was due to a $17.7 million or 39% reduction in depletion and depreciation costs, reflecting higher levels of depletable Mineral Reserves and Mineral Resources in Q1 2018, as well as lower levels of production costs and royalty expense. These factors more than offset the impact of higher revenue in Q4 2017 based on record quarterly gold sales during the prior quarter.

Unit Cost Performance (See Non-IFRS measures)
For Q1 2018, operating cash costs per ounce sold averaged $447, a 21% improvement from $564 in Q1 2017. The improvement from Q1 2017 mainly reflected significantly higher sales volume from higher average grades at Fosterville and Macassa in Q1 2018 compared to the same period the previous year. AISC per ounce sold averaged $833, 5% better than $873 in Q1 2017. The reduction in operating cash costs per ounce sold more than offset higher levels of sustaining capital expenditures per ounce sold in accounting for the improvement year over year. Sustaining capital expenditures averaged $285 per ounce sold in Q1 2018 versus $231 per ounce sold in Q1 2017. Operating cash cost per ounce sold increased from $412 the previous quarter, mainly reflecting the impact of higher volume of sales from higher average grades in Q4 2017. AISC per ounce sold in Q1 2018 compared to $816 Q4 2017, as the impact of higher operating cash costs per ounce sold compared to a quarter ago was largely offset by a reduction in sustaining capital expenditures per ounce sold ($285 in Q1 2018 versus $312 per ounce sold in Q4 2017). Sustaining capital expenditures in 2017 were weighted to the final quarter of the year.

Additional Expenses
Exploration and evaluation expenditures in Q1 2018 were substantially higher than in Q1 2017 and the previous quarter, increasing 91% and 57%, respectively, to $16.7 million. The increase from both prior periods reflected the Company’s significant commitment to aggressive organic growth through continued exploration success. Exploration and evaluation expenditures in 2018 are heavily weighted to Australia, with Fosterville accounting for $5.8 million of exploration expenditures in Q1 2018 and the Northern Territory accounting for and additional $8.1 million, with the remainder being incurred at Taylor and Macassa.

General and administrative expense (excluding share-based payments expense and transaction costs) totaled $6.9 million in Q1 2018, which compared to $4.4 million in Q1 2017 and $6.1 million the previous quarter. The level of general and administrative expense in Q1 2018 largely reflected the weighting of legal and audit fees and incentive compensation expense to the first quarter of the year.
Share-based payment expense in Q1 2018 totaled $1.8 million, compared to $1.2 million in Q1 2017 and $0.7 million in Q4 2017. The increase from both prior periods reflects a higher volume of restricted-share units (“RSUs”) and performance-share units (“PSUs”) granted during the quarter.

Other income in Q1 2018 totaled $5.4 million compared to other income of $0.1 million in Q1 2017 and other loss of $19.2 million in Q4 2017. The main factors contributing to the increase in other income (loss) from Q1 2017 were realized and unrealized foreign exchange gains as a result of the US dollar strengthening by 4% in the quarter and a $2.3 million pre-tax mark-to-market gain on fair valuing the Company's 14.0 million common share purchase warrants in Novo Resources Corp. (“Novo”), which the Company did not own in Q1 2017. The change in other income from Q4 2017 mainly related to the fair valuing of the Novo warrants, with a pre-tax mark-to-market loss of $17.6 million being recorded in Q4 2017 compared to the pre-tax gain of $2.3 million in Q1 2018.

Care and maintenance expense in Q1 2018 totaled $0.8 million, which compared to care and maintenance expense of $2.4 million in Q1 2017 and a recovery on care and maintenance expense of $2.2 million in Q4 2017. Care and maintenance expense in Q1 2018 related to the Company’s Northern Territory operation in Australia (placed on care and maintenance effective June 30, 2017) and the Holloway mine in Northern Ontario (placed on care and maintenance effective December 31, 2016). Care and maintenance expense in Q1 2017 related solely to the Holloway mine. The recovery on care and maintenance expense recorded in Q4 2017 of $2.2 million reflected the reclassification to discontinued operations of year-to-date 2017 and 2016 expenses, including care and maintenance expenses for Stawell, which was placed on care and maintenance effective December 13, 2016 and was sold on December 21, 2017.

Finance costs in Q1 2018 totaled $0.7 million versus $3.3 million in Q1 2017 and $3.5 million in Q4 2017. The change in finance costs from Q1 2017 mainly related to the maturity of two series of convertible debentures in 2017 following the end of last year’s first quarter. The Company’s C$56.8 million 6% unsecured convertible debentures ("6% convertible debentures") matured and were repaid on June 30, 2017, while the C$62.1 million 7.5% unsecured convertible debentures ("7.5% convertible debentures") matured on December 31, 2017, with over 99% being converted into Kirkland Lake Gold common shares. The level of finance costs in Q1 2017 largely related to interest payments on both series of debentures. Finance costs in Q4 2017 reflected interest costs on the 7.5% convertible debentures, as well as finance fees and bank charges. Finance income in Q1 2018 totaled $0.7 million, which compared to $0.6 million in Q1 2017 and $0.5 million the previous quarter.

The Company's total income tax expense is higher than Q1 2017 and previous quarters due to higher taxable income. Current income tax expense totaled $5.1 million in Q1 2018, along with deferred tax expense of $18.3 million. The deferred tax expense in Q1 2018 resulted from the utilization of $12.4 million of deferred tax assets to reduce current income tax expense. In Q1 2017, current income tax expense totaled $6.6 million, while deferred income tax expense totaled $6.2 million. The Company reported a net deferred tax recovery of $10.0 million in Q4 2017 comprised of a one-time net deferred tax recovery of $52.6 million offset by a one-time current and deferred tax expense of $42.6 million related to the tax impacts of Australian reorganizations and Canadian flow through shares.

Net Earnings in Q1 2018 total $53.8 million or $0.25 per basic share
Net earnings in Q1 2018 totaled $53.8 million ($0.25 per basic share), an increase of $40.7 million or 311% from net earnings of $13.1 million ($0.06 per basic share) in Q1 2017. The Company’s net earnings in Q1 2018 were entirely related to continuing operations. Net earnings in Q1 2017 included net earnings from continuing operations of $15.4 million ($0.08 per basic share) and a loss from discontinued operations of $2.2 million ($0.02 per basic share), with the loss from discontinued operations related to care and maintenance expenses and the sale of the Stawell mine effective December 21, 2017. The significant growth in net earnings in Q1 2018 compared to earnings from continuing operations in Q1 2017 mainly related to the impact of increased production and revenue, lower production costs and reduced depletion and depreciation expenses. The reduction in depletion and depreciation costs was due to a significant increase in the level of depletable Mineral Reserves and Mineral Resources at the Company's operations following the release of its December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. The Company also benefitted from higher other income and lower finance costs in Q1 2018 compared to the previous year's first quarter. The increase in other income was mainly due to realized and unrealized foreign exchange gains as a result of the US dollar strengthening by 4% during the quarter, as well as the impact of a $2.3 million pre-tax mark-to-market gain on the fair valuing of the Company's 14.0 million Novo warrants. These favourable factors more than offset the impact of a 91% increase in exploration expenditures, reflecting the Company’s commitment to aggressive organic growth through continued exploration success, as well as higher levels of deferred tax expense and general and administrative expenses.

Q1 2018 net earnings compared to net earnings of $41.0 million ($0.20 per basic share) the previous quarter, which included a loss from discontinued operations of $24.9 million ($0.12 per basic share) related to care and maintenance expenses and the sale of Stawell. Net earnings in Q1 2018 compared to earnings from continuing operations in Q4 2017 of $65.9 million ($0.32 per basic share) with the quarter over quarter change mainly due to higher sales volumes in Q4 2017, a significant increase in exploration expenditures in Q1 2018, as well as the impact of $18.3 million of deferred tax expense in Q1 2018 compared to a $10.0 million net deferred tax recovery in Q4 2017. Partially offsetting these factors were a significant reduction in depletion and depreciation expenditures in Q1 2018, as well as the impact of the $2.3 million pre-tax mark-to-market gain in Q1 2018 on the fair valuing the Company's Novo warrants, which compared to a pre-tax mark-to-market loss of $17.6 million in Q4 2017.

Adjusted net Earnings (Non-IFRS) in Q1 2018 total $52.6 million or $0.25 per basic share
The Company's adjusted net earnings from continuing operations totaled $52.6 million ($0.25 per basic share) in Q1 2018 representing growth of $35.1 million or 201% from adjusted net earnings from continuing operations of $17.5 million ($0.09 per basic share) in Q1 2017. The growth of $35.1 million is a result of increased production and revenue, lower production costs and reduced depletion and depreciation costs. Adjusted net earnings from continuing operations in Q4 2017 totaled $71.2 million ($0.34 per basic share), which excluded the $24.9 million after-tax loss on discontinued operations ($0.12 per share), the $17.6 million pre-tax mark-to-market loss on the fair valuing the Company’s 14.0 million Novo warrants ($0.08 per share) and the net deferred tax recovery of $10.0 million ($0.05 per share).

Q1 2018 cash flow from operating activities of $89.6 million, free cash flow (Non-IFRS) totals $50.2 million
Cash totaled $275.3 million at March 31, 2018 compared to $231.6 million at December 31, 2017. The $43.7 million or 19% increase in cash in Q1 2018 was largely related to strong cash flow from operating activities, as well as the $12.4 million reduction in cash taxes paid as a result of the utilization of tax losses in Q1 2018 and the timing for capital and exploration expenditures, which are expected to be weighted to the second half of 2018.
Cash flow from operating activities of continuing operations in Q1 2018 totaled $89.6 million, which compared to $67.9 million in Q1 2017 and record cash flow from operating activities of continuing operations of $103.4 million in Q4 2017. Free cash flow in Q1 2018 totaled $50.2 million, a 30.1% increase from $38.5 million in Q1 2017 and compared to record quarterly free cash flow of $64.5 million in Q4 2017.

Performance Against 2018 Guidance
In 2017, Kirkland Lake Gold achieved all of the Company’s consolidated production and unit cost guidance. On January 17, 2018, the Company announced its guidance for full-year 2018, which includes increased production levels compared to 2017, improved unit costs and higher levels of capital and exploration expenditures. Following completion of Q1 2018, the Company's full-year 2018 guidance remained unchanged. The increase in capital and exploration expenditures is being undertaken in support of achieving the Company’s longer-term objective of growing annual gold production over the next five to seven years to approximately a million ounces.

Table 3. 2018 Guidance(1) (as at February 21, 2018)

	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	215 - 225	60 - 70	65 - 75	260 - 300	+620
Operating cash costs/ounce sold ($/oz) (2)	475 - 500	625 - 650	625 - 650	270 - 290	$425 - $450
AISC/ounce sold ($/oz) (2)					$750 - 800
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$85 - $95
Exploration					$75 - $90
Corporate G&A (3)					$20 - $22

(1)	Represents the Company’s guidance for which the three-month period ended March 31, 2018 was measured against.

(2)
See “Non-IFRS Measures” set out starting on page 28 of the MD&A for the three months ended March 31, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs as presented in the Consolidated Statements of Operations and Comprehensive Income, while total additions and construction in progress are the most comparable measures for sustaining and growth capital expenditures. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2648 and a US$ to A$ exchange rate of 1.2719.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Table 4. Q1 2018 Performance

	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	54,038	13,055	16,675	63,843	147,644(1)
Operating cash costs/ounce sold ($/oz) (2)	499	681	645	287	$447
AISC/ounce sold ($/oz) (2)					$833
Operating cash costs (2)					$66.0
Royalty costs					$6.0
Sustaining capital(2)					$42.1
Growth capital(2)					$6.5
Exploration and evaluation					$16.7
Corporate G&A expense(3)					$6.9

(1)	Consolidated 2018 production includes 33 ounces processed from the Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 28 of the Company’s MD&A for the three months ended March 31, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs as presented in the Consolidated Statements of Operations and Comprehensive Income, while total additions and construction in progress are the most comparable measures for sustaining and growth capital expenditures. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2648 and a US$ to A$ exchange rate of 1.2719.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Key Highlights of Q1 2018 Performance Compared to Guidance
Consolidated gold production for Q1 2018 of 147,644 ounces exceeded target levels for the quarter, driven by record monthly production in March of 71,615 ounces, which largely reflected positive grade performance at both Fosterville and Macassa. The Macassa mine achieved record quarterly production of 54,038 ounces in Q1 2018. The Company remains on track to achieve its full-year 2018 consolidated production guidance of over 620,000 ounces, with production volumes to increase in the second half of the year, including at Fosterville with the commencement of stope production from the Swan Zone. Production guidance for each of the Company’s mines remains unchanged following the completion of the first quarter of 2018.
Production costs for Q1 2018 totalled $66.1 million. Operating cash costs for the quarter of $66.0 million were in line with the Company’s 2018 guidance range of $260 - $270 million, and compared to $80.6 million in Q1 2017 and $68.3 million in Q4 2017.
Operating cash costs per ounce sold for Q1 2018 averaged $447, in line with the Company's guidance for full-year 2018 of $425 - $450. Operating cash costs per ounce sold at Fosterville were in line with the mine's full-year 2018 guidance. Operating cash costs per ounce sold at Macassa and Holt were at the top end of the target ranges for the full-year, with improvements expected over the balance of 2018. Operating cash costs at the Taylor of $681 per ounce sold were above the full-year 2018 target range. Operating cash costs per ounce sold at Taylor are expected to improve as average grades increase over the balance of the year and the rate of operating development is reduced. Following the end of Q1 2018, the Company remained well positioned to achieve full-year 2018 guidance for operating cash costs per ounce sold on a consolidated basis, as well as at each of its mines.
AISC per ounce sold of $833 for Q1 2018 exceeded the Company’s full-year 2018 guidance of $750 - $800. AISC per ounce sold is expected to improve in the second half of the year as sales volumes increase and the level of sustaining capital expenditures and general and administrative expenses on a per ounce sold basis are reduced from Q1 2018.

Royalty costs totaled $6.0 million for Q1 2018, in line with full-year 2018 guidance of $22 - $27 million.
Sustaining capital expenditures for Q1 2018 totaled $42.1 million. The Company remains on track to achieve full-year 2018 guidance of $150 - $170 million.

Growth capital expenditures of $6.5 million were lower than anticipated in Q1 2018, largely due to the timing for permitting and procurement. Construction and development work at both Macassa and Fosterville is expected to ramp up over the balance of the year, with full-year 2018 guidance remaining unchanged.
Exploration expenditures of $16.7 million in Q1 2018 are expected to increase over the remainder of the year as work advances on exploration development drifts at both Fosterville and in the Northern Territory. In the Northern Territory, work commenced around the end of Q1 2018 on two development drifts from the existing Cosmo ramp towards the Lantern Deposit in support of future underground drilling. At Fosterville, permits were received early in Q2 2018 for an exploration drift that will support drilling to test downplunge mineralization in the Harrier South system, where there has been a trend towards higher grades at depth with increased occurrence of visible gold. The Company continues to target total exploration expenditures of $75 - $90 million for full-year 2018.
Corporate G&A expense totaled $6.9 million in Q1 2018, reflecting a weighting of these expenditures to the early part of the year. Corporate G&A expense remains on track to achieve full-year guidance of $20 - $22 million.

Q1 2018 Financial Results and Conference Call Details
A conference call to discuss the Q1 2018 results will be held by senior management on Thursday, May 3, 2018, at 10:00 am ET. The call will be webcast and accessible on the Company’s website at www.klgold.com.

Date:	THURSDAY, MAY 3, 2018
Conference Id:	3173939
Time:	10:00 am ET
Toll-free number:	1 (866) 393-4306
International callers:	1 (734) 385-2616
Webcast URL:	https://event.on24.com/wcc/r/1627897/4F01DB1EDE1E22E0B3091E11A1729D2A
Qualified Persons
Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a mid-tier gold producer that in 2018 is targeting over 620,000 ounces of gold production from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. For a reconciliation of the Non-IFRS Measures described below, please see the Non-IFRS Measures section of the MD&A for three months ended March 31, 2018 beginning on page 27. Non-IFRS reconciliations for Q4 2017 are provided in the MD&A for the year ended December 31, 2017.

Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations.
The Company discloses free cash flow as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from operations.

Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of ounces sold.
The Company discloses operating cash costs and operating cash cost per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures.  Sustaining capital is defined as capital required to maintain current operations at existing levels.  Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

AISC and AISC per Ounce Sold
AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.
The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital (capital required to maintain current operations at existing levels), corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings from continuing operations and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company.
Adjusted net earnings from continuing operations is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted net earnings per share from continuing operations is calculated using the weighted average number of shares outstanding for adjusted net earnings per share from continuing operations.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity but does not have any standardized meaning.
The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2017 Annual Information Form and the Company’s MD&A for the period ended December 31, 2017 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine; permitting; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest;

changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2017 and 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com